UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29210 / April 20, 2010

In the Matter of	:
	:
MCG CAPITAL CORPORATION	:
	:
MCG Capital Corporation	:
1100 Wilson Boulevard, Suite 3000	:
Arlington, Virginia 22209	:
	:
(812-13694)	:
	:

ORDER UNDER SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940

MCG Capital Corporation ("Company") filed an application on September 4, 2009, and amendments to the application on January 19, 2010 and March 16, 2010, requesting an order under section 23(c)(3) of the Investment Company Act of 1940 ("Act") granting an exemption from section 23(c) of the Act. The order amends a prior order that permits the Company to issue restricted shares of its common stock under the terms of its employee and non-employee directors compensation plans (the "Plans").[1] The order permits the Company, pursuant to the Plans, to engage in certain transactions that may constitute purchases by the Company of its own securities within the meaning of section 23(c) of the Act.

On March 25, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29191). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

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[1]   MCG Capital Corporation, Investment Company Act Release Nos. 27258 (Mar. 8, 2006) (notice) and 27280 (Apr. 4, 2006) (order).

Accordingly,

IT IS ORDERED, under section 23(c)(3) of the Act, that the exemption requested by the Company (File No. 812-13694) is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary